

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 2, 2008

Mr. Joseph Lessard
Chief Financial Officer
EnDevCo, Inc.
2425 Fountainview, Suite 250
Houston, Texas 77057

>   **Re: EnDevCo, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed April 15, 2008**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
>   **Filed November 13, 2008**
>   **File No. 001-31433**

Dear Mr. Lessard:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2007 as soon as practicable, ensuring that you incorporate all revisions proposed in your prior response letters and draft amendments, notwithstanding the additional comments in this letter pertaining to your subsequent interim reports.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Financial Statements

Note 3 – Note Payable / GasRock Capital LLC, Page 7

2.   We note that you have provided disclosure under this heading of the April 9, 2008 Default Notice and April 16, 2008 Acceleration Notice under the Credit Agreement with Gas Rock Capital, LLC, and also the July 22, 2008 Limited Forbearance Agreement pursuant to which Gas Rock agreed to refrain from pursuing remedies for a limited time.

However, we also note that in filing your Form 10-Q for the quarter ended March 31, 2008 on May 15, 2008, and your Form 10-Q for the quarter ended June 30, 2008 on August 19, 2008, you (i) did not disclose these matters, (ii) continued to report the $13.6 million balance of the note payable as a non-current liability, and (iii) represented under Item 3 in Part II of these filings that there were no events of default. Further, there appear to be no press releases pertaining to these matters on your website, and no related public disclosure in advance of the Form 8-K that you filed on October 28, 2008.

Please ask Mr. Dittmar and Mr. Lessard to submit an explanation for not disclosing these matters in the earlier reports, press releases or website; for providing disclosure indicating there were no events of default; and for not filing an Item 2.04 Form 8-K within the four-day time period specified in General Instruction B.

We would also like to understand the circumstances under which you decided to file the Form 8-K with the initial disclosures on October 28, 2008, as well as those leading to the amendment of your second quarter report on November 13, 2008; and details of any discussions with your independent accountant about classification or disclosure subsequent to your receiving the notices of default and acceleration.

Management's Discussion and Analysis, page 8

Liquidity and Capital Resources, page 12

3.   Please expand your disclosure to provide the information required under Item 303(b) of Regulation S-K, pertaining to material changes in the items listed in Item 303(a)(1), also following the guidance in Instructions 1, 2 and 3 to paragraph 303(a); as these relate to the impacts of the Notices of Default and Acceleration and Forbearance Agreement on your financial condition, specifically your liquidity and future business outlook.

We anticipate disclosure encompassing the course of action you have taken or plan to take to remedy this credit default; also addressing the availability of alternate funding, the status of any plans for the sale of Short Junction Field, and the consequences if you are not able to perform under the terms of the Forbearance Agreement. Please also follow the guidance in FRC §501.13 when preparing your disclosures.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief